UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-34061

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/01/20 (MM/DD/YY) AND ENDING 09/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Wilson Parker Connally Stephenson Inc

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Lexington Street Suite 150
(No. and Street)

Fort Worth	Texas	76102
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Wilson	(817) 332-8700	mwilson@wilsonwolpert.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V George PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026	Celeste	Texas	75423
(Address)	(City)	(State)	(Zip Code)

2/24/09	3366
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald G Stephenson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Wilson Parker Connally Stephenson Inc, as of September 30, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

VICTORIA BURKE
Notary ID #133453895
My Commission Expires
November 17, 2025

NOTARY PUBLIC STATE OF TEXAS

Notary Public Victoria Burke

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statement of financial condition	2
Statement of operations	3
Statement of changes in stockholders' equity	4
Statement of cash flows	5
Notes to financial statements	6 - 11
Supplemental information pursuant to Rule 17a-5	12 - 13
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	14
Exemption report	15

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Wilson Parker Connally Stephenson, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wilson Parker Connally Stephenson, Inc. as of September 30, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wilson Parker Connally Stephenson, Inc. as of September 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wilson Parker Connally Stephenson, Inc.'s management. Our responsibility is to express an opinion on Wilson Parker Connally Stephenson, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wilson Parker Connally Stephenson, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Wilson Parker Connally Stephenson, Inc.'s financial statements. The supplemental information is the responsibility of Wilson Parker Connally Stephenson, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

We have served as Wilson Parker Connally Stephenson, Inc.'s auditor since 2016.

Celeste, Texas
December 27, 2021

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Wilson Parker Connally Stephenson, Inc.
Statement of Financial Condition
September 30, 2021

ASSETS

Cash	$ 163,786
Commissions receivable	10,000
Prepaid expenses	4,218
Clearing deposit	100,000
Security deposit	5,190
Right of use asset	103,652
Property and equipment, net	2,112
Total Assets	$ 388,958

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Account payable	$ 4,250
Accrued compensation and related costs	115,659
Lease liability	103,652
Total Liabilities	223,561

Stockholders' Equity

Common stock; no par value; 100,000 shares authorized; 57,000 shares issued; and 31,500 shares outstanding	26,000
Additional paid-in capital	36,190
Retained earnings	208,207
	270,397
Treasury stock, 25,500 shares at cost	(105,000)
Total Stockholders' Equity	165,397
Total Liabilities and Stockholders' Equity	$ 388,958

The accompanying notes are an integral part of these financial statements.

Wilson Parker Connally Stephenson, Inc.
Statement of Operations
Year Ended September 30, 2021

Revenue	
Securities commissions	$ 1,554,156
Mutual fund commissions	372,830
Referral fees	29,078
Total Revenue	1,956,064
Expenses	
Compensation and related costs	1,728,197
Clearing charges	86,512
Communications	24,919
Occupancy and equipment costs	103,348
Professional fees	16,907
Promotional costs	5,441
Regulatory fees	14,425
Other expenses	24,829
Expense reimbursements from related parties	(36,450)
Net Expenses	1,968,128
Net loss before provision for income taxes	(12,064)
Current income taxes – federal	632
- state	1,178
Total current provision for income taxes	1,810
Net Loss	$ (13,874)

The accompanying notes are an integral part of these financial statements.

Wilson Parker Connally Stephenson, Inc.
Statement of Changes in Stockholders' Equity
Year Ended September 30, 2021

	Common Shares Outstanding	Common Stock	Treasury Shares	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balances at September 30, 2020	31,500	$26,000	25,500	$36,190	$222,081	($105,000)	$179,271
Net loss	-	-	-	-	(13,874)	-	(13,874)
Balances at September 30, 2021	31,500	$26,000	25,500	$36,190	$208,207	($105,000)	$165,397

The accompanying notes are an integral part of these financial statements.

Wilson Parker Connally Stephenson, Inc.
Statement of Cash Flows
Year Ended September 30, 2021

Cash flows from operating activities:	
Net loss	$ (13,874)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	1,186
Changes in assets and liabilities	
Decrease in commissions receivable	10,000
Increase in prepaid expenses	(202)
Decrease in right of use asset	60,987
Increase in accounts payable	4,250
Decrease in accrued compensation and related cost	(21,993)
Decrease in income taxes payable	(3,097)
Decrease in lease liability	(60,987)
Net cash used in operating activities	(23,730)
Net change in cash	(23,730)
Cash at beginning of year	187,516
Cash at end of year	$ 163,786

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Income taxes - federal	$ 3,729
Income taxes - state	$ 1,178
Interest	$ -

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Wilson Parker Connally Stephenson, Inc. (the Company) was organized in May 1985 as a Texas Corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company is also a registered investment advisor with the state of Texas.

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company is also considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Company does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Company's operations consist primarily of providing securities brokerage to individuals located in the State of Texas.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepting accounting principles requires management to make estimates and assumptions that assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated useful lives of five to seven years.

Treasury Stock

Treasury stock is accounted for using the cost method.

Note 1 – Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

Securities Commissions

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company may charge a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Securities commissions also include interest rebates on customer accounts, and other revenue related to customer accounts which is recorded on the trade date.

Mutual Fund Commissions

The Company enters into arrangements with pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the funds up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe it can overcome this constraint until the market value of the funds and the investor activities are known, which are either monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Referral Fees

Referral fees consist of a percentage of the management fee and performance allocation earned by unaffiliated hedge funds to whom clients are referred and are recorded as earned. The performance allocation is earned based on investment return benchmarks and can vary significantly from year-to-year.

Income Taxes

As of September 30, 2021, open Federal tax years subject to examination include the tax years ended September 30, 2018 through September 30, 2021.

The Company is also subject to state franchise taxes.

Note 1 – Nature of Business and Summary of Significant Accounting Policies (continued)

Leases

The Company leases corporate office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The corporate office space lease is included in operating lease right-of-use ("ROU") asset and operating lease liability in the statement of financial condition. There are currently no finance leases.

ROU asset represents the right to use the underlying asset for the lease term, and lease liability represents the obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain the option will be exercised.

The corporate office lease agreement includes provisions for variable rent payments, which are adjusted periodically for inflation. The corporate office lease agreement does not contain any material residual value guarantees.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

Note 2 – Transactions with Clearing Broker/Dealer

The Company has an agreement with a national clearing broker/dealer to provide clearing, execution and other related services. The agreement requires minimum quarterly charges of $25,000. The agreement also requires the Company to maintain a minimum of $100,000 in a deposit account with the clearing broker/dealer.

Note 3 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2021, the Company had net capital of $153,877, which was $103,877 in excess of its net capital requirement of $50,000. The Company's net capital ratio was .78 to 1.

Note 4 – Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures and computer equipment	$ 16,063
Accumulated depreciation	(13,951)
	$ 2,112

Depreciation expense for the year was $1,186 and is reflected in the accompanying statement of operations as occupancy and equipment costs.

Note 5 – Commitments and Contingencies

Operating Lease

The Company leases its corporate office space under a non-cancelable operating lease expiring March 2023. The following summarizes the line items in the statement of financial condition which includes amounts for the corporate office lease as of September 30, 2021:

Operating Lease

Right-of-use asset	$ 103,652
Lease Liability	$ 103,652

The discount rate used on the operating lease was 7%.

The maturities of the lease liability as of September 30, 2021 were as follows:

2022	$ 72,721
2023	36,803
Thereafter	-
Total lease payments	109,524
Less: Interest	(5,872)
Present value of lease liability	$ 103,652

Total rent expense for the year under operating leases was $87,062 (which includes additional rental and proportionate share of operating expenses under the lease agreements), and is reflected in the accompanying statement of operations as occupancy and equipment costs.

Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to carious claims, regulatory examination, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows by the company.

Note 6 – Retirement Plan

The Company has established a Simple IRA Plan (Plan) for its employees. The Company and employees may contribute to the Plan. The Company may contribute matching contributions equal to the elective deferral of each employee, but not more 3% of the individual employee's compensation, up to $15,500. Company matching contributions totaled $30,985 for the year and are included in compensation and related costs in the accompanying statement of operations.

Note 7 – Related Party Transaction/Economic Dependency/Concentration of Services

The shareholders of the Company, who are also registered securities representatives and officers of the Company, generated approximately 79% of the Company's revenue and accounted for approximately 82% of the Company's compensation and related costs for the year ended September 30, 2021. The Company is economically dependent upon the shareholders due to the concentration of services provided by them.

The Company provides office space, personnel and resources to a related party company owned by one of the shareholders. The related party company reimburses the Company related to the allocated expenses, which are computed monthly based on the relative use by the related party company. For the year ended September 30, 2021 the Company billed and received $36,450 in expense reimbursements from this related party.

Note 8 – Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of customer securities transactions on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries accounts of the Company's customers and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill their contractual obligations wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has $101,051, or approximately 26%, of its total assets in cash and clearing deposit held at the Company's clearing broker/dealer.

Note 9 – Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to September 30, 2021, through December 27, 2021, the date which the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of September 30, 2021.

Schedule I
Wilson Parker Connally Stephenson, Inc.
Supplemental Information Pursuant to Rule 17a-5
September 30, 2021

Computation of Net Capital

Total stockholders' equity qualified for net capital	$	165,397
Deductions and/or charges		
Non-allowable assets:		
Prepaid expenses		4,218
Security deposit		5,190
Property and equipment, net		2,112
Total deductions and/or charges		11,520
Net Capital	$	153,877
Aggregate indebtedness		
Accrued compensation and related costs	$	115,659
Accounts payable		4,250
Total aggregate indebtedness	$	119,909
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	103,877
Ratio of aggregate indebtedness to net capital		.78 to 1

See accompanying report of independent registered public accounting firm.

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of September 30, 2021 as filed by Wilson Parker Connally Stephenson, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Statement Regarding the Reserve Requirements and Possession or Control Requirements

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and is also considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3. The Company does not hold customer funds or securities. The Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors.

No statement is required as no subordinated liabilities existed at any time during the year.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Wilson Parker Connally Stephenson, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Wilson Parker Connally Stephenson, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Wilson Parker Connally Stephenson, Inc. claimed the following exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) and (2) Wilson Parker Connally Stephenson, Inc. stated that Wilson Parker Connally Stephenson, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Wilson Parker Connally Stephenson, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Wilson Parker Connally Stephenson, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Phillip V. George PLLC

PHILLIP V. GEORGE, PLLC

Celeste, Texas
December 27, 2021

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

Wilson Parker Connally Stephenson, Inc.'s Exemption Report

Wilson Parker Connally Stephenson, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Wilson Parker Connally Stephenson, Inc.

I, Ronald G. Stephenson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

____

Ronald G. Stepheson
President
October 29, 2021